EXHIBIT 99.1

Valneva Appoints Peter Buhler as Chief Financial Officer

Saint-Herblain (France), July 29, 2021 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company focused on the development and commercialization of prophylactic vaccines for infectious diseases with significant unmet medical need, today announced the appointment of Peter Buhler as Chief Financial Officer (CFO) and Management Board member.

Peter has over 20 years of experience in the strategic and financial leadership of life science and technology companies. He currently serves as Chief Financial Officer of Nasdaq-listed Swiss diagnostics company Quotient, where he strengthened the balance sheet, raising close to $200 million in cash. Prior to Quotient, Peter served as Group CFO of Zaluvida AG and as Group CFO of Stallergenes Greer Plc, where he led a complex merger project to combine a French and US Company. Prior to this, Peter held senior finance roles at Eli Lilly, Merck Serono and Logitech. Peter is a Swiss Certified Accountant and holds an Executive MBA from the SBS Swiss Business School.

To ensure business continuity and transition, David Lawrence, Acting CFO of Valneva, has agreed to continue supporting Valneva until late 2021. It is expected that Peter will be joining Valneva within the next six months.

Thomas Lingelbach, Chief Executive Officer of Valneva, said, “We are delighted that Peter will join Valneva. With his proven expertise in financial and strategic management and, most notably, his U.S. and Nasdaq experience, he will be a great addition to our Management Team. I would also like to thank David for his ongoing commitment, continuous dedication and major contribution in his current transitional role as acting CFO.”

Peter Buhler stated, “I look forward to joining Valneva’s Management Board and leading its finance organization to contribute to Valneva’s future success as the company progresses to the next stage of its strategy.”

About Valneva SE
Valneva is a specialty vaccine company focused on the development and commercialization of prophylactic vaccines for infectious diseases with significant unmet medical need. The Company takes a highly specialized and targeted approach to vaccine development, beginning with the identification of deadly and debilitating infectious diseases that lack a prophylactic vaccine solution and for which there are limited therapeutic treatment options. It then applies its deep understanding of vaccine science, including its expertise across multiple vaccine modalities, as well as its established vaccine development capabilities, to develop prophylactic vaccines to address these diseases. The Company has leveraged its expertise and capabilities both to successfully commercialize two vaccines and to rapidly advance a broad range of vaccine candidates into and through the clinic, including candidates against Lyme disease, the chikungunya virus and COVID-19.

Media & Investor Contacts Laëtitia Bachelot-Fontaine VP Global Communications & European Investor Relations M +33 (0)6 4516 7099 laetitia.bachelot-fontaine@valneva.com	Joshua Drumm, Ph.D. VP Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com